BENDA PHARMACEUTICAL, INC.
Room 13, Floor 25, Sunny New World Tower,
No. 231 Xin Hua Road, Jianghan District,
Wuhan, Hubei, P.R.C. 430015

August 1, 2008

VIA TELEFAX (202)772-9217
Mr. John L. Krug
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Benda Pharmaceutical, Inc.
Registration Statement on Form S-1
Amendment No. 5 filed July 15, 2008
File No. 333-144351

Dear Mr. Krug:

We are in receipt of your comment letter dated July 25, 2008 regarding the above referenced filing. As requested in your letter, we provide a response to the questions raised by the Staff. For convenience, the question is listed below, followed by the Company’s response.

FORM S-l

Benda Pharmaceutical. Inc. Financial Statements for the period ended March 31, 2008

Recent Accounting Pronouncements, page F-10

1.
Refer to your response to our comment 5 and your revised disclosure. Please update this disclosure to discuss the impact of adopting SFAS 157 and 159 on your financial statements. The reference that you are "currently evaluating the impact this adoption may have" is inappropriate as these standards were effective January 1, 2008.

Answer:  Please note that the disclosure has been updated as follows:
In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" ("FSP 157-1") and FASB Staff Position 157-2, "Effective Date of FASB Statement No. 157" ("FSP 157-2"). FSP 157-1 amends SFAS 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company adopted SFAS 157 effective January 1, 2008 for all financial assets and liabilities as required. The adoption of SFAS 157 was not material to the Company's financial statements or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115,” (“SFAS 159”) which is effective for fiscal years beginning after November 15, 2007. SFAS 159 is an elective standard which permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The Company  has not elected the fair value option for any assets or liabilities under SFAS 159.

Benda Pharmaceutical, Inc. Financial Statements for the period ended December 31, 2007

10. Goodwill and Acquisition Cost Payable, page F-19

2.
Refer to your response to our comment 7 and we reissue our comment. Please provide in this footnote all the disclosures required by paragraphs 51-57 of FAS 141. For instance, provide a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired company at the acquisition date (paragraph 51 (e)). Please revise your disclosure accordingly.

Answer:   Please note that the following amendments have been made:

Amended in the Note 10 of Consolidated Financial Statements as of December 31, 2007 as follows:

As of December 31, 2007, the total purchase price was Rmb62.56 million (or $8.58 million). Out of which, Rmb53.95 million (or $7.4 million) was recognized as goodwill and the remaining Rmb8.61 million (or $1.18 million) was allocated to identifiable assets and assumed liabilities of SiBiono as following:

Condensed Balance Sheet of SiBiono, as of March 31, 2007	In '000

Current Assets
Cash and cash equivalents	$590
Receivables, prepaid expenses and deposits	969
Inventories	688
Total current assets	2,246
Non-current Assets
Property and equipments, net	6,789
Intangible assets, net	1,939
Total non-current assets	8,728
Total Assets	$10,975

Current Liabilities
Trade payables and miscellaneous payables	$1,175
Current portion of long term loans payable	1,813
Current portion of long term government debts payable	2,710
Total current liabilities	5,699
Non-current Liabilities
Long term loans payable	1,360
Long term government debts payable	1,723
Due to related parties (long term)	338
Total non-current liabilities	3,420
Total liabilities	$9,119

Net assets	$1,855

% of equity interest acquired	60.13%
Net assets acquired	$1,116	Note a

Note a.  From the above table, the net assets of SiBiono as of March 31, 2007 was Rmb8.61 million, and when translating into US currency upon the time acquired, such net assets amount was translated into $1.12 million (whereas the average exchange rate prevailing on that date was $0.12592). However, when we subtract the total acquisition price against the goodwill, the net assets would be $1.18 million. The slightly difference was occurred, $0.06 million and which was solely due to the foreign currency translation.

As of December 31, 2007, out of the total acquisition cost Rmb62.56 million (or $8.58 million), the following payments were made:

In the year of 2006, Benda, through its subsidiaries Everleader and Benda Ebei, paid Rmb19.52 million (or $2.5 million or HK$19.42 million) and Rmb13.03 million (or $1.67 million) or totaling Rmb32.55 million (or $4.17million) to the selling shareholders of SiBiono and reported in the consolidated balance sheet and cash flow statement as “refundable purchase price paid”. It was recorded as refundable assets due to the fact that the deal was not concluded as of December 31, 2006. The acquisition was closed on April 5, 2007, and thus the total refundable amount of $4.17 million was reclassified as investment cost.

In the year of 2007, an additional amount Rmb20.28 million (or $2.64 million) was paid. The remaining balance was reported as “acquisition cost payable” on the balance sheet. As of December 31, 2007, the total amount paid was Rmb52.83 million and the outstanding balance was Rmb9.73 million (or $1.33million).

Amended in the Note 10 of Consolidated Financial Statements as of March 31, 2008 as follows:

As of March 31, 2008, the total purchase price was Rmb62.56 million (or $8.93 million). Out of which, Rmb53.95 million (or $7.7 million) was recognized as goodwill and the remaining Rmb8.61 million (or $1.23 million) was allocated to identifiable assets and assumed liabilities of SiBiono as following:

Condensed Balance Sheet of SiBiono, as of March 31, 2007	In '000

Current Assets
Cash and cash equivalents	$590
Receivables, prepaid expenses and deposits	969
Inventories	688
Total current assets	2,246
Non-current Assets
Property and equipments, net	6,789
Intangible assets, net	1,939
Total non-current assets	8,728
Total Assets	$10,975

Current Liabilities
Trade payables and miscellaneous payables	$1,175
Current portion of long term loans payable	1,813
Current portion of long term government debts payable	2,710
Total current liabilities	5,699
Non-current Liabilities
Long term loans payable	1,360
Long term government debts payable	1,723
Due to related parties (long term)	338
Total non-current liabilities	3,420
Total liabilities	$9,119

Net assets	$1,855

% of equity interest acquired	60.13%
Net assets acquired	$1,116	Note a

Note a.  From the above table, the net assets of SiBiono as of March 31, 2007 was Rmb8.61 million, and when translating into US currency upon the time acquired, such net assets amount was translated into $1.12 million (whereas the average exchange rate prevailing on that date was $0.12592). However, when we subtract the total acquisition price against the goodwill, the net assets would be $1.18 million. The slightly difference was occurred, $0.11 million and which was solely due to the foreign currency translation.

As of March 31, 2008, out of the total acquisition cost Rmb62.56 million (or $8.93 million), the following payments were made:

In the year of 2006, Benda, through its subsidiaries Everleader and Benda Ebei, paid Rmb19.52 million and Rmb13.03 million or totaling Rmb32.55 million to the selling shareholders of SiBiono and reported in the consolidated balance sheet and cash flow statement as “refundable purchase price paid”. It was recorded as refundable assets due to the fact that the deal was not concluded as of December 31, 2006. The acquisition was closed on April 5, 2007, and thus the total refundable amount of $4.17 million was reclassified as investment cost.

In the year of 2007, an additional amount Rmb20.28 million was paid. The remaining balance was reported as “acquisition cost payable” on the balance sheet. As of March 31, 2008, the total amount paid was Rmb52.83 million (or $7.54 million) and the outstanding balance was Rmb9.73 million (or $1.39 million).

Exhibit 5

3.
Please update this exhibit and related consent to reflect the current Form used to register the securities and the number of shares of common stock covered by the registration statement. In addition, if any further amendments are required, the list of exhibits should indicate where the opinion is located or incorporated by reference.

Answer:  Please note that the exhibit and related consent has been updated accordingly.

Very truly yours,

BENDA PHARMACEUTICAL INC.

By:	/s/ Yiqing Wan
Yiqing Wan
President and Chief Executive Officer / Director